Exhibit 99.1

WIMI Hologram Cloud Inc to effect 1-for-20 Reverse Split Effective April 14, 2025

BEIJING, April 4, 2025

WiMi Hologram Cloud Inc. (Nasdaq: WIMI) (“WiMi” or the “Company”), a leading AR services provider in China,  today announced April 14, 2025, as the market effective date of its 1-for-20 reverse share split of its issued and outstanding ordinary shares.

On March 25, 2025, in an Extraordinary General Meeting of the Shareholders, the shareholders of WiMi approved the proposed 1-for-20 reverse share split and increase of authorized share capital. The Company announced the results of Extraordinary General Meeting by way of press release on March 27, 2025.

Effective as of the commencement of trading on April 14, 2025, the reverse share split will consolidate every twenty (20) existing ordinary shares into one (1) new ordinary share. This corporate action will result in a proportionate reduction in the total number of WiMi’s outstanding ordinary shares.

Rationale for the Reverse Share Split

The Company’s Board of Directors has authorized the reverse share split for the following strategic purposes:

●	To augment the per-share trading price of WiMi’s Class B ordinary shares after the ADS exchange which became effective on April 3, 2025.

●	To enhance the attractiveness of WiMi’s Class B ordinary shares to a broader spectrum of investors.

●	To facilitate the Company’s adherence to the Nasdaq minimum bid price requirement.

Impact on Shareholders

WiMi Class B ordinary shares are traded on NASDAQ under the ticker symbol “WIMI”. Upon the effectiveness of the 1-for-20 reverse share split:

●	The aggregate number of outstanding WiMi ordinary shares will be diminished by a factor of twenty.

●	The trading price of WiMi’s Class B ordinary shares is anticipated to increase commensurately.

●	Each shareholder’s proportional equity interest in the Company will remain unchanged, subject to adjustments for fractional shares.

●	Fractional shares resulting from the reverse share split will be liquidated, and shareholders will receive cash payments in lieu thereof.

Trading Information

WiMi’s ordinary shares will commence trading on the NASDAQ on a post-reverse share split basis under the existing ticker symbol “WIMI” at the market opening on April 14, 2025. The new CUSIP for the consolidated Class B shares will be G9687V 204.

About WIMI Hologram Cloud Inc.

WiMi Hologram Cloud, Inc.(NASDAQ:WIMI), whose commercial operations began in 2015, operates an integrated holographic AR application platform in China and has built a comprehensive and diversified holographic AR content library among all holographic AR solution providers in China. Its extensive portfolio includes 4,654 AR holographic contents. The company has also achieved a speed of image processing that is 80 percent faster than the industry average. While most peer companies may identify and capture 40 to 50 blocks of image data within a specific space unit, WiMi collects 500 to 550 data blocks.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and current report on Form 6-K and other documents filed with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable laws.

For more information, please visit http://ir.wimiar.com/.